SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

 May 20, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL RESPONDS TO TELUS' UNSOLICITED OFFERS
TO ACQUIRE SECURITIES

Recommends against tendering to the offers

Montreal, May 20 2004 - The Board of Directors of Microcell Telecommunications Inc. ("Microcell" or the "Company") today announced its response to TELUS Corporation's unsolicited offers to purchase Microcell's Class A restricted voting shares for C$29.00 per share, Class B non-voting shares for C$29.00, 2005 Warrants for C$9.67, and 2008 Warrants for C$8.89 (the "Offers"). After careful review and analysis of the Offers performed with the assistance of its legal and financial advisors, the Board recommends that holders of the Class A restricted voting shares, Class B non-voting shares, 2005 Warrants and 2008 Warrants (collectively, the "Securities") not tender into the Offers.

In reaching its determination the Board has relied on the following factors, among others:

  The opinions dated May 19, 2004 of its financial advisors, J.P. Morgan Securities Inc. and Rothschild, to the Board to the effect that, as of that date and based upon and subject to the matters stated in their respective opinions, the consideration being offered to the holders of the Securities was inadequate, from a financial point of view, to such holders.

  Concerns about the significant conditions TELUS has placed on its Offers, including but not limited to the issuance of a "No Action" letter by the Commissioner of Competition and relief from Industry Canada's policy with respect to Spectrum Cap limitations. If the conditions to the Offers are not met or waived by TELUS, then TELUS would be under no obligation to take up and pay for the Securities under its Offers.

  The possibility that other bidders may be willing to make a more attractive offer than TELUS. The Company has been contacted by other parties that have indicated their interest in pursuing discussions that could result in competing bids or other transactions. The Company intends to hold discussions with any other interested parties that may emerge.

In response to the Offers, the Board has initiated a full strategic review in order to determine the best way to maximize value for all security holders and intends to use the time provided by Microcell's shareholder rights plan to actively pursue all its alternatives. The Board has directed its financial advisors to contact TELUS and a number of other parties in order to evaluate all strategic and financial alternatives available to the Company. This process may result in a sale of the Company to TELUS, the sale to another third party, an equity investment into the Company by a strategic or financial investor, the separation of certain assets of the Company or some combination of these alternatives. There can be no assurance that this process will lead to any transaction.

Consistent with Canadian and U.S. securities regulations, Microcell will furnish a Director's Circular to shareholders to provide additional important information regarding Microcell's response to the Offers on or prior to June 1, 2004. Security holders should carefully review the Director's Circular. In connection with TELUS' unsolicited tender offer, Microcell will be filing certain materials with the Securities and Exchange Commission today, including a solicitation/recommendation statement on Schedule 14D-9. SECURITYHOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The solicitation/recommendation statement will be amended to include the Director's Circular when it becomes available. Investors can obtain a free copy of the solicitation/recommendation statement, when it becomes available, and other materials filed by Microcell with the Securities and Exchange Commission at the SEC's Web site at http://www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement, when available, at www.microcell.ca.

About the Company
Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors
The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company's control.

Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares
The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company,s transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information: Investment community: Thane Fotopoulos 514 937-0102, ext. 8317 thane.fotopoulos@microcell.ca	Media: Claire Fiset 514 937-0102, ext. 7824 claire.fiset@microcell.ca